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                      UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                      SCHEDULE 13D


        Under the Securities Exchange Act of 1934
                     (Amendment No. 1)




             CUMBERLAND MOUNTAIN BANCSHARES, INC.
     --------------------------------------------------
                     (Name of Issuer)


             COMMON STOCK, PAR VALUE $.01 PER SHARE
      --------------------------------------------------
              (Title of Class of Securities)


                      596405 10 0
                  --------------------
                     (CUSIP Number)


                   James J. Shoffner
           Cumberland Mountain Bancshares, Inc.
                1431 Cumberland Avenue
                Middlesboro, Kentucky  40965
                     (606) 248-4584
     -------------------------------------------------
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                   December 29, 1997
  ------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                          SCHEDULE 13D

CUSIP No. 596405 10 0                          Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.

    JAMES J. SHOFFNER

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [   ]
        (b)  [   ]

3.  SEC USE ONLY



4.  SOURCES OF FUNDS*  PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION  United States

Number of        7.    SOLE VOTING POWER:       58,645
shares
beneficially     8.    SHARED VOTING POWER:          0
owned by
each             9.    SOLE DISPOSITIVE POWER:  59,168
reporting
person with     10.    SHARED DISPOSITIVE POWER:     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    59,168

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*  [X]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.71%

14. TYPE OF REPORTING PERSON*  IN

              * SEE INSTRUCTIONS BEFORE FILLING OUT!!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
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ITEM 1.  SECURITY AND ISSUER.
----------------------------

     This statement amends the statement on Schedule 13D (the
"Schedule 13D") previously filed by James J. Shoffner relating to the common stock, $.01 par value (the "Common Stock"), of Cumberland Mountain Bancshares, Inc. (the "Company").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     Item 3 of Schedule 13D is amended in its entirety to read as follows:

     On December 29, 1997, Mr. Shoffner purchased 16,800 shares of the Common Stock with $273,000 in personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     Item 5 of Schedule 13D is amended in its entirety to read as follows:

     (a) Mr. Shoffner may be deemed the beneficial owner of 59,168 shares of the Common Stock as of the date of this statement, representing 8.71% of the issued and outstanding shares including 523 shares which he has the right to acquire within 60 days pursuant to options issued under the Company's 1993 Stock Option Plan.
          Mr. Shoffner disclaims beneficial ownership of (i) 8,870 shares of the Common Stock beneficially owned by his father, J. Roy Shoffner, and (ii) 58,727 shares of Common Stock held by the Employee Stock Ownership Plan Trust as to which Mr. Shoffner serves as a trustee. These shares are currently held in a suspense account for future allocation and distribution among plan participants. The ESOP trustees vote all allocated shares in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which no instructions have been received are voted by the trustees in the manner directed by the Board of Directors, and in the absence of such direction, the ESOP trustees shall have sole discretion as to the voting of such shares.

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     (b)  Mr. Shoffner has sole voting power over 58,645 shares of the Common Stock and has sole dispositive power over 59,168 shares of the Common Stock.

     (c) During the past 60 days, Mr. Shoffner has effected the following transactions in the Common Stock:

                      AMOUNT OF     PRICE        NATURE OF
          DATE        SECURITIES   PER SHARE     TRANSACTION
          ----        ----------   ---------     -----------

          12/29/97       16,800       $16.25      Open-market
                                                 purchase

     (d) No other person has any interest in the securities reported on pursuant to this statement on Schedule 13D.

     (e)  Not applicable.

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                        SIGNATURE
                        ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 22, 1998                /s/ James J. Shoffner
----------------                -------------------------
Date                                   Signature

                                     JAMES J. SHOFFNER
                                -------------------------
                                       Signature